Exhibit 3.1

Amendment to the Bylaws of Prudential Bancorp, Inc.
Effective as of February 19, 2020

Article III, Section 3.1 shall be amended and restated in its entirety as follows:

3.1 Number and Powers. The business affairs of the Corporation shall be managed under the direction of a Board of Directors of not less than four nor more than 10, as set from time to time by resolution of the Board of Directors. Directors need not be shareholders or residents of the Commonwealth of Pennsylvania. In addition to the powers and authorities expressly conferred upon it by these Bylaws and the Articles of Incorporation, all such powers of the Corporation as are not by statute or by the Corporation’s Articles of Incorporation or by these Bylaws directed or required to be exercised or done by the shareholders, may be exercised by or under the authority of the Board of Directors.

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